MAIL STOP 3720

November 15, 2006

Mr. Suresh Rajpal
Chief Executive Officer
TransTech Services Partners, Inc.
445 Fifth Avenue, Suite 30 H
New York, New York 10016

     Re: TransTech Service Partners, Inc.
             Registration Statement on Form S-1
             Filed October 19, 2006
             File No. 333-138080

Dear Mr. Rajpal:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that the NASD has no objections.

2. We note the reference to the market research firm International Data Corporation on page 51 regarding growth in the global market for business process outsourcing, and to Gartner, McKinsey and the National Association of Software and Service Companies on page 54 regarding growth in the Indian outsourcing industry. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that the supporting documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

3. We refer to Exhibit 4.3, the specimen warrant certificate. On page 85, you state that "in no event will the will the registered holders of a warrant be entitled to receive a net-cash settlement in lieu of physical settlement in shares of our common stock." Accordingly, please revise the specimen certificate to clarify that the holders of the warrants will not be entitled to net cash settle the warrants under any circumstances.

Prospectus Cover Page

4. Please revise to indicate when the common stock and warrants will begin to trade separately.

Prospectus Summary, page 1

5. Please briefly explain on page 2 how "fair market value" will be measured. For example, clarify whether you will employ an investment banking firm to provide its independent valuation of the to-be-acquired business or use the negotiated purchase price of the target business.

Our Strategy and Target Business, page 1

6. If you have a website, we encourage you to disclose the Internet address. Refer to Item 101(e)(3) of Regulation S-K.

Incentive Warrants, page 4

7. We note that you will record compensation expense for the incentive warrants when they become exercisable. Please tell us the accounting guidance you considered to determine that it is not appropriate to recognize compensation expense before the warrants are exercisable.

Redemption, page 6

8. Revise to indicate whether the redemption of warrants is mandatory or at the option of the warrant holder.

Offering proceeds to be held in trust, page 8

9. We note that you will have access to the interest earned on the trust account to fund certain of your obligations, including the repayment of principal and interest on the loan made by Lotus Capital LLC. Please disclose the applicable interest rate for the trust account and quantify the maximum amount of interest that will be available to you. Revise throughout.

If we are required to dissolve and liquidate before a business combination…, page 13

10. Clearly indicate that, if the company is unable to complete an acquisition and is required to dissolve and liquidate its assets, investors will lose money on their initial investment.

Risk Factors – page 17

11. Include an additional risk factor highlighting the fact that, as the company gets closer to the 24-month deadline for consummating an acquisition, it may lose leverage in negotiating the terms of an acquisition since the counterparty will know that the company has a firm deadline for completing the acquisition that cannot be extended.

We may issue shares of our capital stock or debt securities…, page 22

12. Clarify whether additional equity issued to investors in a follow-on offering could reduce the funds expected to be paid to initial investors if the trust is liquidated.

Because certain of our officers and directors currently directly or indirectly own shares of our common stock that will not participate in liquidating distributions, page 25

13. Please revise to briefly describe the scope of any mechanisms in place to identify and resolve apparent conflicts of interest, and provide a fuller description of the mechanisms in the conflicts of interest subsection starting on page 74.

Use of Proceeds, page 40

14. It appears that you should include in gross proceeds in the table the $125,000 loan you received from your sponsors. Please include this amount in gross proceeds, or tell us why you do not believe it is necessary for an understanding of how you

will pay the expenses of the offering. In addition, in the table or as a note to the table, please indicate from what line item the loan will be repaid.

Dilution – page 45

15. Quantify the dilution to new investors if the underwriters fully exercise the over-allotment option.

Proposed Business, page 51

Strategy—Target Business, page 51

Investment Rationale – page 54

16. Please revise to more specifically quantify the years of experience management has in India's business process outsourcing sector.

Conversion Rights – page 59

17. Disclose the procedures that stockholders must follow in order to exercise their conversion rights. For example, indicate whether you will include a separate form relating to the conversion with the proxy materials, whether a stockholder must make certain representations in order to exercise the right, etc.

Management – page 70

18. We note your statement on page 71 in Mr. Norton-Standen's biographical description that he "has over 25 years experience serving Fortune 500 and other blue chip companies like BT Group plc (British Telecom), Hewlett-Packard Company…." Briefly disclose in what capacity he served the companies listed in your statement.

Shares Eligible for Future Sale – page 86

19. We note your statement that "none of those shares will be eligible for sale under Rule 144 prior to --------, 2007." This statement does not appear consistent with our letter to Ken Worm dated January 21, 2000. Please revise to delete it, or advise us why you believe it may appropriately be retained.

Signature page

20. Please specify, by parenthetical next to the officer's title, which officer is signing in the capacity of your principal accounting officer or controller.

Closing Statements

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363, or Terry French, Accounting Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202) 551-3415, or Cheryl Grant, Senior Staff Attorney, at (202) 551-3359, with any other questions.

Sincerely,

Michele Anderson
Legal Branch Chief

cc: Howard S. Jacobs, Esq.
        (212) 940-8776 via facsimile